Exhibit 99.B(f)(1)

THE RBB FUND, INC.

DEFERRED COMPENSATION PLAN

(Effective as of January 1, 2014)

1.              Eligibility.  Each Director of the Board of Directors (the “Board”) of The RBB Fund, Inc. (the “Fund”) who is not an employee of the Fund or any of its affiliates is eligible to participate in The RBB Fund, Inc. Deferred Compensation Plan (the “Plan”).

2.              Terms of Participation

(a)         A Director may elect to participate in the Plan by signing a Deferred Compensation Agreement (the “Agreement”) in the form attached hereto and incorporated by reference herein.  A Director’s participation shall commence on January 1 of the calendar year immediately following the year in which the Director executes the Agreement, except that a Director may execute an Agreement within 30 days of first becoming eligible to participate in the Plan, with his or her participation commencing with respect to services performed subsequent to the date of the Agreement.  Notwithstanding the preceding sentence, a Director who became eligible in a prior year to participate in another nonqualified deferred compensation plan (of the same type as this Plan) that is sponsored by the Fund or any member of its controlled group of entities (within the meaning of sections 414(b) and 414(c) of the Internal Revenue Code of 1986, as amended (the “Code”)) is not eligible for such 30-day exception.

(b)         A Director shall continue to defer compensation under the Plan pursuant to the Director’s Agreement until the Director furnishes written notice to the Fund that the Director elects to cease such deferrals or until such time as the Fund terminates the Plan or an Agreement hereunder pursuant to Section 6 below.  A Director’s cessation of deferrals shall be made by written notice delivered or mailed to the Treasurer of the Fund (or his or her delegate) no later than December 31 of the calendar year preceding the calendar year in which such cessation is to take effect.

(c)          A Director who has ceased making deferrals under the Plan may subsequently elect to make deferrals again under the Plan by executing a new Agreement in accordance with subsection (a) above.

(d)         A Director may, for future calendar years, alter the amount of deferral, elect a different date for the payment of the amounts deferred, and/or elect a different method by which he or she will receive amounts deferred, if the Director and the Fund enter into a new Agreement on or before December 31 of the calendar year preceding the calendar year for which the new Agreement is to take effect.

3.              Deferred Compensation Account.  While a Director is making deferrals under the Plan pursuant to an Agreement, all deferred compensation payable by the Fund for the Director’s services will be credited to an account or sub-account (the “Deferred Compensation Account” or “Account”) under the applicable Agreement.  For each new Agreement which changes the payment date for the amounts deferred or the method of receipt of deferred amounts, a new Account will be established for the Director.  The Director’s Deferred Compensation Account(s) will be invested in one or more of the portfolios currently offered by the Fund.  The Director’s Deferred Compensation Account(s) shall be established and maintained in the name of the Fund (for the benefit of the Director) and will remain subject to the creditors of the Fund until the Director’s deferrals are distributed to the Director.  The Director’s deferrals will continue to be invested as described above until they are distributed to the Director, regardless of whether the Director has ceased to make deferrals under the Plan.

Periodically, a Director may change how the Director would like the Director’s Deferred Compensation Account to be invested among the investment vehicles available under the Plan.  The Director’s request must be made by filing a Director Account Allocation Request with the Fund in the form of Appendix A to the Director’s Agreement.  The Director may request such a change only once during each calendar quarter.

A Director’s Deferred Compensation Account(s) will be credited with any income, gains and losses that are realized on the investment of the Director’s deferred compensation, on the date such deferred amounts are credited to the Account(s) as described in the applicable Agreement.    In the sole discretion of the Board, the Fund may deduct from the amount of any income, gains or losses credited to an Account(s) the amount of any income and other taxes that the Fund incurs with respect to such items.

The Director shall bear the entire risk of loss on all investments  contemplated by this Section, and neither the Fund, the Board nor any officer or employee of the Fund shall be responsible to the Director or any other person for any loss incurred with respect to such investments.  The Fund shall have no duty to seek to maximize income or gains on the investment  of the deferred amounts in the Account(s).

4.              Distribution Rules

(a)         Normal Distribution.  A separate minimum deferral period will apply to the deferred compensation earned by a Director in each calendar year (a “Deferral Year”).  Except as provided in subsection (b) below, compensation that is earned and deferred with respect to a Deferral Year may not be paid before the January 31 that immediately follows the fifth anniversary of the last day of such Deferral Year.  Subject to this minimum period, a Director shall elect in each Agreement a “Deferred Payment Date” (as defined in subsection (c) below), for payment of the compensation earned in a Deferral Year.  A Director shall have the option to extend the Deferred Payment Date(s) for the Deferral Years covered by an Agreement, provided that (i) this option may be exercised only once with respect to a particular Agreement and must be exercised by written notice received by the Fund at least 12 months before the first scheduled Deferred Payment Date for the Deferral Years covered by that Agreement, and (ii) the new Deferred Payment Date must be at least five years after the original Deferred Payment Date.

(b)         Cessation of Service.  Notwithstanding subsection (a) above, if a Director ceases to be a member of the Board for any reason, and ceases to render any service to any member of the Fund’s controlled group of entities, the first January 31 following the year in which such event occurs shall be the Director’s new Deferred Payment Date for the payment (or commencement of payments) related to all Deferral Years that have Deferred Payment Dates on or subsequent to such new Deferred Payment Date.  For purposes of this subsection, “controlled group of entities” shall mean the group of entities under common control with the Fund, within the meaning of sections 414(b) and 414(c) of the Code (using the phrase “at least 50 percent” rather than the phrase “at least 80 percent,” where applicable).  The determination of whether a Director has had a cessation of service shall be made by the Board, applying the rules set forth in Treas. Reg. §1.409A-1(h) and any amendment thereof or successor thereto.

(c)          Timing of Distribution.  A Deferred Payment Date is the January 31 on which a Director elects to receive (or to commence receiving) his or her deferred compensation for a Deferral Year.  The total amount of deferred compensation credited to the Account with respect to such Deferral Year under the applicable Agreement (plus the investment earnings thereon) shall be, or begin to be, distributed to the Director (or upon the Director’s death, to his or her designated beneficiary) on the Deferred Payment Date.

(d)         Form of Distribution.  Distributions made pursuant to subsection (a) above shall be paid in a single sum.  Directors may elect to have distributions made pursuant to subsection (b) above paid in either a single sum or in annual installments (as calculated below) for a period of either two or three years.  Installments shall be paid annually on each anniversary of the Director’s new Deferred Payment Date (as determined under subsection (b) above), or until the balance in the Account is exhausted.  The selection of a payment alternative for distributions made pursuant to subsection (b) above shall be made at the time the Director executes the Agreement.  The amount of each installment payment, other than the final payment, shall be equal to 1/n multiplied by the balance in the Account as of the previous December 31, where “n” equals the number of payments yet to be made.  The final payment will equal the balance in the Account(s) as of the final January 31 on which payment is scheduled to be made.  For example, if payments are to be made in three annual installments commencing in 2018, the 2018 payment will equal one-third of the December 31, 2017 balance in the Account, the 2019 payment will equal one-half of the December 31, 2018 balance, and the 2020 payment will equal the balance in the Account on January 31, 2020.

(e)          Distribution Upon Unforeseeable Emergency.  Notwithstanding anything to the contrary in this Section, the Fund may at any time make a single payment or series of payments to the Director (or surviving beneficiary) equal to a part or all of the balance in the Director’s Account(s) upon a showing of an unforeseeable financial emergency, as defined below, caused by an event beyond the control of the Director (or surviving beneficiary) which would result in severe financial hardship to the Director (or surviving beneficiary) if such payment were not made.  The determination of whether such emergency exists shall be made in the sole discretion of the Board (with the Director requesting the payment not participating in the discussion or the decision).  The amount of the payment shall be limited to the amount necessary to meet the financial emergency, and any remaining balance in the Account(s) shall thereafter be paid at the time and in the manner otherwise set forth in this Section.  The term “unforeseeable financial emergency” shall mean a severe financial hardship to the Director resulting from (i) an illness or accident of the Director, the Director’s spouse, or a “dependent” (as defined in section 152(a) of the Code) of the Director, (ii) loss of the Director’s property due to casualty, or (iii) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Director.

5.              Designation of Beneficiary.  A Director may designate in writing any person or legal entity as the Director’s beneficiary to receive any amounts payable from his or her Account(s) upon death.  Notwithstanding anything to the contrary in Section 4 above, if there is no beneficiary designation in effect at the Director’s death or the designated beneficiary is dead at the Director’s death, any amounts in the Account(s) shall be paid in a single sum to the Director’s estate.  If the designated beneficiary dies after beginning to receive installment payments, any amounts payable from the Account(s) shall be paid in a single sum to the beneficiary’s estate at the beneficiary’s death.

6.              Right to Amend or Terminate.  The Fund may at any time amend this Plan and/or any Agreements hereunder in any respect, retroactively or otherwise, or terminate this Plan (as a result of the liquidation, dissolution, winding up, or disposition of the Fund or of any one or more of its investment portfolios, or for any other reason).  However, no such amendment or termination shall reduce the amount standing to the credit of an Account as of the date of such amendment or termination.  In the event of the termination of this Plan, the Fund, in its sole discretion, and provided the applicable timing, aggregation, distribution, and re-establishment conditions set forth in Treas. Reg. §1.409A-3(j)(4)(ix), or any amendment thereof or successor thereto, are met and there are no adverse tax consequences to the distributee (other than the inclusion of the amounts distributed in their taxable income in the year of distribution), may choose to pay out the Directors’ Accounts prior to the designated Deferred Payment Dates; otherwise such Accounts shall be paid out pursuant to Section 4 above.  Following a termination of this Plan, income, gains and losses shall continue to be credited to each Account in accordance with the provisions of this Plan and such Agreements until the time such Accounts are paid out pursuant to this Section or to Section 4 above.

7.              Non-Assignability.   The right of the Director or any other person to receive payments under this Plan or any Agreement hereunder shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors of the Director or any beneficiary.

8.              Miscellaneous

(a)         No Funding.  The Fund shall not be required to fund or secure in any way its obligations hereunder.  Nothing in this Plan or in any Agreement hereunder and no action taken pursuant to the provisions of this Plan or of any Agreement hereunder shall be construed to create a Fund or a fiduciary relationship of any kind.  Furthermore, neither the Fund, the Board, nor any officer or employee of the Fund shall act or be treated as acting as a Director of, or in any other fiduciary capacity with respect to, the funds deferred under this Plan.  Payments under this Plan and any Agreement hereunder shall be made when due from the general assets of the Fund.  Neither a Director nor his or her designated beneficiary shall acquire any interest in such assets by virtue of this Plan or any Agreement hereunder.  This Plan constitutes a mere promise by the Fund to make payments in the future, and to the extent that a Director or his or her designated beneficiary acquires a right to receive any payment from the Fund under this Plan or any Agreement hereunder, such right shall be no greater than the right of any unsecured general creditor of the Fund.  The Fund intends for this Plan to be unfunded for tax purposes and for the purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended (if applicable).

(b)         Interpretation.  The Board shall have full power and authority to interpret, construe and administer this Plan and any Agreement hereunder and the Board’s interpretation and construction thereof, and actions hereunder or thereunder, including any valuation of the Account(s), or the amount or recipients of the payment to be made therefrom, shall be binding and conclusive on all persons for all purposes.  Neither the Board nor the Fund officers nor the Fund itself shall be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan and any Agreement hereunder unless attributable to the Board’s or the Fund’s own willful misconduct or lack of good faith.

(c)          Compliance with Section 409A.  This Plan and any Agreement hereunder are intended to comply with Section 409A of the Code and the parties thereto agree to interpret, apply and administer this Plan and any such Agreement to comply therewith, but without resulting in any increase in the amounts owed hereunder by the Fund.

(d)         Withholding.  To the extent required by law, the Fund shall withhold federal, state and local income or employment taxes from any payments under the Plan or any Agreement hereunder, and shall furnish the Director (or beneficiary) and the applicable governmental agency or agencies with such reports, statements or information as may be required in connection with such payments.

(e)          Offset.  The Fund may reduce any amount payable under this Plan or any Agreement hereunder to a Director in order to offset any amounts due by the Director to the Fund.

(f)           Incapacity of Payee.  If the Board shall find that any person to whom any payment is payable under this Plan or any Agreement hereunder is unable to care for his or her affairs because of illness or accident, or is a minor, any payment due (unless a prior claim therefor shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to the spouse, a parent, a brother or sister, or any person deemed by the Board to have incurred expense for the person who is otherwise entitled to payment, in such manner and proportions as the Board may determine.  Any such payment shall serve to discharge the liability of the Fund under this Plan and any Agreement hereunder to make payment to the person who is otherwise entitled to payment.

(g)          Expenses.  Except as otherwise provided in this Plan, all expenses incurred in administering this Plan and any Agreement hereunder shall be paid by the Fund.

(h)         No Additional Rights.  Nothing in this Plan or any Agreement hereunder shall be construed as conferring any right on the part of the Director to be or remain a Director of the Fund or to receive any particular amount of Director’s fees.

(i)             Binding Nature.  This Plan and any Agreement hereunder shall be binding upon, and inure to the benefit of, the Fund, its successors and assigns, and each Director and his or her heirs, executors, administrators, and legal representatives.

(j)            Governing Law.  This Plan and any Agreement hereunder shall be governed by and construed under the laws of the State of Delaware.

(k)         Fund Liability.  This Plan is made by or on behalf of the Fund with respect to each of its portfolios and the obligations of the Fund hereunder are not binding upon any of the Directors, officers or shareholders of the Fund individually but are binding only upon the Fund and its assets and property.  All obligations of the Fund under this Plan shall apply only on a portfolio-by-portfolio basis, and the assets of one portfolio shall not be liable for the obligations of another Fund.

(l)             Effective Date.  This Plan shall be effective as of January 1, 2014.

Date: , 2013	Adopted by the
Board of Directors
of The RBB Fund, Inc.

By: